Form C

Cover Page

Name of issuer:

BodyGood Nutrition, LLC, dba Pureboost

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 6/29/2018

Physical address of issuer:

2033 San Elijio Ave
#490
Cardiff CA 92007

Website of issuer:

http://pureboost.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class C Units

Target number of securities to be offered:

15,385

Price:

$3.40000

Method for determining price:

Dividing pre-money valuation $4,049,999.08 (or 32,014,979.36 for investors in the first $2,022,552.32) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,009.92

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,049,999.08

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

9

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,712,414.00	$1,214,276.00
Cash & Cash Equivalents:	$1,529,807.00	$481,900.00
Accounts Receivable:	$143,711.00	$95,221.00
Short-term Debt:	$1,719,358.00	$790,683.00
Long-term Debt:	$932,923.00	$573,003.00
Revenues/Sales:	$7,328,276.00	$3,698,084.00
Cost of Goods Sold:	$1,552,159.00	$826,769.00
Taxes Paid:	($7,050.00)	($6,907.00)
Net Income:	($2,115,457.00)	($659,612.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

BodyGood Nutrition, LLC, dba Pureboost

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United

States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Danny DeMichele	Digital Marketing Executive	Growth Partner	2018
Brian Enge	Sports Executive	Surf Cup Sports	2018
Ray Faltinsky	Health and Wellness Executive	Total Wellness Solutions	2018
Sean Ross	Health & Wellness Executive	Total Wellness Solutions	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jay Mercer	CEO	2022
Gillian Snyder	Vice President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robin Hood Brands (37.28% owned by Brian Enge, 33.43% owned by Growth Partners)	3211200.0 Class A	37.93
Total Wellness Solution (55% Owned by Ray Falinsky, 45% owned by Sean Ross)	5253908.0 Class A	62.06

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible

securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risk of Complete Loss. Investment in Pureboost may involve a complete loss of the money invested. Private securities investment in early stage companies like Pureboost involve a high degree of risk. Many or most such investments lose money. The investor may ultimately receive cash, securities, a combination of cash or securities, or nothing at all. If the investor receives securities, the securities may not be publicly traded and may not have any significant value.

Long Holding Period for Return, If Any. The securities that investor will receive are subject to restrictions on transfer and cannot be redeemed. Instead, an investor typically must hold his/her securities until the company, Pureboost, has sold its securities or assets and liabilities (a "Liquidation Event"). A Liquidation Event may not occur for many years or at all. The investor must therefor bear the economic risk of holding their investment for an indefinite period of time.

No Right to Manage. The investor will hold no right to manage or to influence the management of either Pureboost or WeFunder SPV LLC

No Right to Vote. Any voting rights will be exercised by the Lead Investor, pursuant to the power of attorney granted by the investor in the purchase and investing agreements and the investor will not be able to control or influence such vote.

Business Projections May Not Be Reached. Our projected revenue of $7 million in the second half of 2022 might not be reached. We might not reach profitability by the end of 2023 as we project. We might need to raise capital prior to 2025 as we project even if this investment round is fully subscribed, which might not happen. Our current working capital loan availability through Amazon Lending, Shopify Lending, and/or Wayflyer might be cancelled without our being able to find a substitute which could adversely affect Pureboost's business or even make it unviable. We might not reach the revenue acceleration we project will make us attractive for sale to a larger company. It could be that these and other revenue, profitability, and capital availability and depletion projections are not accurate. It could take longer to meet projections or they might not be met at all. If this is the case, our investors may experience a lengthy period on their rate of return or a return that is well below that of other investment opportunities. Their investment might become very low value or worthless.

Current and Potential Lack of Profitability. Pureboost is currently not profitable. Pureboost might not achieve profitability. Pureboost is susceptible to rising costs in raw materials, manufacturing, packaging, marketing, employee staff and other costs, all of which can adversely impact profitability.

Highly Competitive Market. The energy drink market is highly competitive and, although our product is unique, it is not protected by a patent. Competition for shelf space is fierce and often times expensive. Further, large, well-funded Consumer Package Goods (CPG) companies can create and develop brands to

Consumer Package Goods (CPG) companies can create and develop brands to compete with Pureboost. Consumer have many choices in the energy drink market and we cannot ensure the demand for Pureboost will continue to grow.

Time Commitment of Founders. Pureboost's founders do not dedicate 100% of their time to Pureboost. Each of the four founders has other business interests and responsibilities outside of Pureboost.

Possible Loss of Key Management Personnel. The CEO and management team are full time employees focused on Pureboost and are necessary for the company's success. Any loss of services of the members of the management team could have an adverse effect on the company. There can be no assurance that Pureboost will be successful in attracting and retaining other personnel needed to grow the business such that investors realize a return or even return of their investment capital.

Supply Chain Interruptions. Pureboost is reliant on sourcing raw materials from multiple countries and is reliant on third party manufacturing. Our supply chain can be interrupted by natural disasters, changes in demand, economic instability, war, terrorism, pandemic, and labor disputes, among other factors. These risks are largely out of our control.

Brand and Product Quality Risk. The success of our brand depends on the positive image that consumers have of it. Product quality issues, including counterfeit product or confusingly similar products, could harm the image and integrity of our brand. This could decrease customer support for our brand and decrease sales.

Litigation Risk. Companies in the beverage industry are, from time to time, exposed to class action or other litigation relating to advertising, product liability or health consequences resulting from the use of a product. Litigation or assertions of this type have adversely affected companies in the beverage industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Macro-economic Risk. The United States and international economies have experienced a period of slowing economic growth. A sustained economic recovery is uncertain. If the economy continues to worsen or recovery cannot be sustained, we may experience decreases in the demand for our products, which may harm our operating results.

Potential "Phantom" Taxable Income. Investors will receive an annual report ("Form K-1") which might list taxable income or tax-related loss for the investor. Investors might receive taxable income they are required to report on their tax returns without, or prior to, receiving any distribution of cash income sufficient to pay the tax liability the investor will have. Investors are recommended to read the LLC agreements carefully and to consult with a tax advisor. Investors are directed to read the operating agreements for Pureboost and for WeFunder SPV LLC, and to note the tax provisions, including Article V of the Pureboost Limited Liability Company Agreement and Section VI (d) and Article IX of the WeFunder SPV LLC Operating Agreement.

Unregistered Securities Investment. The securities being offered are not registered under the securities laws of the United States or any other country and thus may not be transferred to any other person unless an exemption applies under those securities laws and evidence of such exemption is provided to Pureboost. They are also subject to restrictions on transfer set forth in the investing agreements. They thus have no liquidity or cash value that can be obtained via a sale transaction to any person.

Possible Insufficient Capital. Pureboost might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case Pureboost might need to reduce sales and marketing, product development, or other expenses. Even if the company raises the entire round successfully, Pureboost might need to raise more capital in the future in order to continue. Even if Pureboost does make successful offering(s) in the future, the terms of those offerings might result in your investment in the company being worth less because of the terms of future investment rounds.

Lack of Distributions. Pureboost does not plan to pay distributions to its unit holders in the near future. There is no guarantee Pureboost will ever receive sufficient profit from its operations to be able to declare and pay distributions to its unitholders shareholders.

Company Full Discretion to Use Investment Funds. Pureboost intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by Pureboost in the ways management deems most effective towards Pureboost's goals. This ultimate company discretion means that Pureboost is not limiting the use of funds to specific uses that investors could evaluate.

Limited Information Rights. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF and/or the Delaware Limited Liability Company Act, Title 6, Chapter 8, §§ 1801, et seq.

LLC Ownership Ramifications. The Manager of WF SPV can prevent the investors from transferring ownership of any of their ownership interests. Further, the Pureboost investors, including WF SPV face restrictions on transfer, including a

Pureboost investors, including WF SPV, face restrictions on transfer, including a right of first refusal, where Pureboost or its other investors can prevent sale to a third party and instead buy an investor's units, which often renders the units to have no liquidity or cash value on sale. Investors are recommended to read the LLC agreements carefully, including (a) Article IV of the WF SPV LLC Agreement and (b) Article VIII of the Pureboost Operating Agreement, and to consult with legal counsel on these ramifications.

LLC Terms Subject to Modification. The terms of the WF SPV interests the investor is purchasing can be modified unilaterally by the Manager of WF SPV. The terms of the Pureboost Class C Units that WF SPV is purchasing on behalf of the investor can also be changed, including to adversely affect the Class C Unit terms, with the consent of the holders of 70% of the outstanding Class C Units, which means that the Lead Investor representing the WF SPV investors could be outvoted. Investors are recommended to read the LLC agreements for both WF SPV and Pureboost carefully and to consult with legal counsel on these ramifications.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,010**

Use of Proceeds: 5% Wefunder fees, 95% for inventory purchasing

---

If we raise: **$4,049,999**

Use of Proceeds: 5% Wefunder fees, 20% to repay current loans, 30% for inventory purchasing, 45% to expand investments in brick and mortar distribution and general brand marketing,

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the

deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $40,018,724.20 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

BodyGood Nutrition LLC is offering up to 1,338,235.00 Class C Units, at a price per unit of $3.40.

Investors in the first $2,022,552.32 of the offering will receive Class C Units at a price per unit of $2.72, and a pre-money valuation of $32,014,979.36

The campaign maximum is $4,049,999.08 and the campaign minimum is $50,009.92

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees

being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Under the Pureboost Operating Agreement as well as the terms of the WeFunder SPV LLC Agreement, the terms of the Pureboost securities being sold here can be modified by vote that excludes the holders of the Units being sold here. The investor is recommended to read both Operating Agreements. 70% of the Class A Unitholders can amend the OA in ways that are detrimental to other Members or which the other Members do not agree with. However, they may not amend the Class C Unitholders rights in a way that materially prejudices the Class C Unitholders vis a vis other Members without obtaining a majority approval of the Class C Unitholders.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A	8,500,000	8,465,108	Yes
Class P	903,744	903,744	No
Class C	4,031,259	2,401,360	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A Units are the only voting Units and are currently held solely by Robin Hood Brands ("RHB") and Total Wellness Solutions ("TWS"). Class P Units are non-voting profits interests and are issued to key employees, managers and advisors and may be subject to vesting when issued. Class C Units are non-voting units being offered to investors in this Offering and are also held by prior investors who have invested cash or other consideration. Class A Units are the only voting Units and have the sole right to elect the Board. Class A Units may be subject to certain vesting and forfeiture provisions as referenced in Section 4.11 of the OA. As the sole holders of Class A Units, each of RHB and TWS have the right to appoint two (2) members of the Board. Class P and Class C Units have no voting rights except: (1) as otherwise required by the Delaware Limited Liability Company Act (the "Act"), (2) Class C Units have the right to participate in a vote to break a Board deadlock under Section 4.2.5 of the OA, and (3) the right to approve any changes to the OA that materially affect their rights vis a vis other Members under Section 10.11 of the OA. The Board has the authority to authorize and issue new Units and authorize new classes of Units, which may be dilutive to all Unitholders. With regard to the distribution of proceeds, Class C Units receive a priority return of capital over other Members in the event of a Capital Transaction (as defined in the OA) or upon liquidation or dissolution until they are Fully Funded (i.e., the investors have received a 1x return of their capital), which means the greater of a 1x return or their corresponding Membership Percentage. However, creditors are paid before any Members are entitled to receive distributions related to their Units. Note that some of the Board members and Class A Unitholders are creditors and their loans would be entitled to repayment prior to any payments to Unitholders. Please see the OA for specific details.

Because the Company is a limited liability company, it is taxed as a pass-through partnership in the United States, and all Unitholders may receive a K1 each year that allocates losses or profits. In the event of a profit, the Company may make Tax Distributions to cover tax liabilities under Section 5.1.2 of the OA. K1's may be required by individual states in which the Company operates and in those cases, Unitholders may receive a K1 applicable to their allocation of income or loss in such state(s) and may be required to file tax returns in those states. Under Section 6.2 of the OA, Class A Units have specified inspection rights to the records of the Company, but Class C Units and Class P Units have those specific inspection rights required by the Act. Under Section 6.3, Class A Units receive monthly financial statements and all Unitholders receive quarterly and annual financial statements. All Units are subject to transfer restrictions under Section 8 of the OA, including a right of first refusal (Section 8.4) granted to the Company and the other Members. If the holders of Class A Units and the Board approve a Change of Control, they may implement a Drag-Along Sale and require all Class P Units and Class C Units to participate in the sale. Section 8.6 specifies that upon a Triggering Event, the Company and other Members have a right to repurchase a Member's Units at the Repurchase Price, which is a mutually agreed upon price or if no mutual agreement can be reached, then the appraised value determined under Section 8.8. A Triggering Event is defined as: "Triggering Event" means (a) a Member's filing of a petition or commencing other proceedings seeking reorganization, liquidation, arrangement, or other similar relief under any federal or state law relating to bankruptcy or insolvency, or the failure to dismiss any such action against it within sixty (60) days of the filing of such action; (b) TWS undergoing a Change of Control; (c) RHB undergoing a Change of Control; or (d) a Member holding Class C Units undergoing a Change of Control. Section 10.8 requires mediation and arbitration in San Diego to resolve disputes or claims. Section 10.11 allows the OA to be amended by a Supermajority of the Members

Section 10.11 allows the OA to be amended by a Supermajority of the Members, except that any amendment that would materially and disproportionately affect the Members holding Class C Units compared to all other Members requires the consent of Members holding at least a majority of the Class C Units. A Supermajority of the Members is Members holding 70% of the Class A Units, which means that the Class A Units can unilaterally amend the OA as long as they do not materially prejudice the rights of Holders of Class C Units vis a vis other Members. Section 10.16 includes an acknowledgment by Members that the Company may convert to a C Corporation and an agreement by Members to cooperate in that process. 18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? See description of Section 10.11 of the OA above and other discussions above about the rights of the Class A Unitholders. Among other things, 70% of the Class A Unitholders can amend the OA in ways that are detrimental to other Members or which the other Members do not agree with. However, they may not amend the Class C Unitholders rights in a way that materially prejudices the Class C Unitholders vis a vis other Members without obtaining a majority approval of the Class C Unitholders. As discussed above, the Class A Unitholders or the Board can approve the authorization or issuance of new Units (including Class C or Class P Units or profit interest grants or even an entirely new class of Units), which can dilute all Unitholders. The Board can also approve the Company borrowing money, making investments, or spending money in ways that the Class C Unitholders may not agree with. Given all of the risks outlined herein, any Investor could lose all or part of their investment in the securities in this offering, and may never see positive returns or a return of capital. 19. Are there any other differences not reflected above between the securities being offered and each other class of security of the issuer? Please see the discussion in Questions 17 and 18 of this Form C above. The details of the key differences are outlined in Sections 17 and 19 of this Form C above, but the full and correct scope of all differences is defined in the OA, which should be consulted for specifics and any additional variations.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Under the Pureboost Operating Agreement as well as the terms of the WeFunder SPV LLC Agreement, the terms of the Pureboost securities being sold here can be modified by vote that excludes the holders of the Units being sold here. The investor is recommended to read both Operating Agreements. 70% of the Class A Unitholders can amend the OA in ways that are detrimental to other Members or which the other Members do not agree with. However, they may not amend the Class C Unitholders rights in a way that materially prejudices the Class C Unitholders vis a vis other Members without obtaining a majority approval of the Class C Unitholders.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Total Wellness Solutions
Issue date	06/08/18
Amount	$200,000.00
Outstanding principal plus interest	$219,439.23 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes

This is an original investment loan by a founding group. The interest rate is at the lowest rate allowed by the IRS and the maturation date is "at sale" of the company.

Loan

Lender	Robin Hood Brands
Issue date	06/08/18
Amount	$200,000.00
Outstanding principal plus interest	$219,218.41 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes

This is a founder loan at 2.48%, the lowest IRS rate allowed and the maturity date is "at sale" of the company

Loan

Lender	EIDL
Issue date	07/01/20
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 07/28/22
Interest rate	3.75% per annum
Maturity date	07/02/52
Current with payments	Yes

EIDL Loan

Loan

Lender	Total Wellness Solutions

Issue date	08/02/21
Amount	$459,068.00
Outstanding principal plus interest	$505,201.78 as of 07/28/22
Interest rate	5.0% per annum
Maturity date	06/30/27
Current with payments	Yes

This is a management fee deferral loan by a founding group. The maturation date is "at sale" of the company.

Loan

Lender	Total Wellness Solutions
Issue date	05/19/22
Amount	$250,000.00
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Interest only payments until maturity

Loan

Lender	Robin Hood Brands
Issue date	05/19/22
Amount	$250,000.00
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Interest only payments until maturity

Loan

Lender	Wayflyer
Issue date	05/26/22
Amount	$500,000.00
Outstanding principal plus interest	$249,265.00 as of 07/28/22
Interest rate	2.0% per annum
Maturity date	05/27/23
Current with payments	Yes

Merchant Cash Advance Agreement; repayment is based on merchant receipts.

Loan

Lender	Total Wellness Solutions
Issue date	06/16/22
Amount	$250,000.00
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Interest only payments until maturity

Loan

Lender	Robin Hood Brands
Issue date	06/16/22
Amount	$250,000.00
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Interest only payments until maturity

Loan

Lender	Amazon
Issue date	06/27/22
Amount	$515,000.00
Outstanding principal plus interest	$518,972.70 as of 07/28/22
Interest rate	8.99% per annum
Maturity date	06/28/23
Current with payments	Yes

Amazon sales loan - in repayment

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Other	Common stock	$1,040,000	General operations
6/2021	Other	Common stock	$2,325,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Total Wellness Solutions
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/08/18
Outstanding principal plus interest	$219,439.23 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	06/08/18
Outstanding principal plus interest	$219,218.41 as of 07/28/22
Interest rate	2.48% per annum
Maturity date	06/09/27
Current with payments	Yes
Relationship	Founder

Name	Total Wellness Solutions
Amount Invested	$459,068.00
Transaction type	Loan
Issue date	08/02/21
Outstanding principal plus interest	$505,201.78 as of 07/28/22
Interest rate	5.0% per annum
Maturity date	06/30/27
Current with payments	Yes

Current with payments	Yes
Relationship	Founder

Name	Total Wellness Solutions
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	05/19/22
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	05/19/22
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

Name	Total Wellness Solutions
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/16/22
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

Name	Robin Hood Brands
Amount Invested	$250,000.00
Transaction type	Loan
Issue date	06/16/22
Outstanding principal plus interest	$253,125.00 as of 07/28/22
Interest rate	15.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide consumers with a clean, natural energy boost to power their day. We believe that everyone deserves healthy, hydrating, and sugar-free product.

We will continue to build Pureboost into a pinnacle brand, beloved by our customers and investors alike.Our goal is to be a healthy omni-channel company with successful revenue from Amazon, DTC and traditional retail.

Milestones

BodyGood Nutrition, LLC, dba Pureboost was incorporated in the State of Delaware in June 2018.

Since then, we have:

- 🚀 Dramatic growth: $7.34M in 2021 revenue, up from $1.2M in 2019
- 💸 Team's track record: 10+ exits & building a nutritional drink company to $1.25B in sales
- 🏆 20,000+ 5-star reviews
- 🌿 Over 16 million Pureboost servings sold
- 💥 80% gross margins & 45% reorder rate
- 🎯 #1 category bestseller on Amazon, launching at Costco.com, Walmart, Walgreens in Q3
- 📈 On a strategic path to $100M in sales (not guaranteed) by 2026

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $7,328,276 compared to the year ended December 31, 2020, when the Company had revenues of $3,698,084. Our gross margin was 78.82% in fiscal year 2021, compared to 77.64% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $2,712,414, including $1,529,807 in cash. As of December 31, 2020, the Company had $1,214,276 in total assets, including $481,900 in cash.
- *Net Loss*. The Company has had net losses of $2,115,457 and net losses of $659,612 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $2,652,281 for the fiscal year ended December 31, 2021 and $1,363,686 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,577,068 in debt and $3,365,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 30 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

BodyGood Nutrition, LLC, dba Pureboost cash in hand is $825,411.24, as of July 2022. Over the last three months, revenues have averaged $671,976/month, cost of goods sold has averaged $148,424/month, and operational expenses have averaged $652,732/month, for an average burn rate of $129,180 per month. Our intent is to be profitable in 18 months.

Our revenue continues to grow. Revenue is up 28% for the first half of 2022, compared to the first half of 2021. Losses have increased .5% in the first half of 2022 compared to the first half of 2021, with an average loss of $152k per month in 2022 vs. an average loss of $144k per month in 2021. Since our financials of December 31, 2021, we have added new staff to manage our expanding retail penetration efforts. We've added our CEO, VP of Operations and a Growth Marketing Manager to develop and oversee the activation of our retail marketing plans.

We have added some debt to the business to fund new inventory purchases to support our growth. The founding members loaned the company $500k in May and $500k in June to cover inventory purchases. Those loans together with interest are anticipated to be re-paid with a portion of the funds from this offering, if we raise sufficient funds in the offering. Further, we added $500k in a credit line with Wayflyer. We expect to manage payments required under this credit line by using operating cash flow on a monthly basis.

We expect revenue to grow in the second half of the year and for the company to produce between $6m and $7m in Net Revenue. This growth is due to our first shipments into retail stores. We have commitments to ship into over 2,000 retail stores in Q2 between Walmart, Walgreens, Meijer and Costco.com. We expect expenses to remain consistent as a percentage of revenue.

While we have a healthy gross margin on all our products, our goal is not profitability at this time and we are not currently profitable. Instead, we're working to accelerate growth and distribution. We started in the digital channel but our goal is to be a healthy omni-channel company with successful revenue from Amazon, DTC and traditional retail. Currently, the digital portion of our business, standing alone, is not profitable. However, our forecast is for increased shipments to the retail channel to offset these digital losses and move towards profitability. Our goal is to be profitable by the end of 2023.

We use several sources of capital to fund our operations. First, we have funds from our previous equity rounds and previous debt. Second, we have access to lines of credit and operating loans via Amazon and Wayflyer. As we mature in the retail channel, we plan to access Purchase Order financing to fund inventory purchases.

Regarding our use of funds, our raise is for a minimum of $50k with a maximum of $4,050,000. Our current plan is to allocate the use of raised funds as follows: 5% to Wefunder, 50% for brick and mortar marketing and 45% for investments in digital marketing. This allocation will change as the total amount raised increases. For example, if we raise the maximum of $4,050,00, then our plan is to allocate the use of raised funds as follows: 5% to Wefunder, 20% to re-pay the $1m member loans from May and June of 2022, 30% to expand investments in brick and mortar distribution and sell-through, 30% for inventory purchasing and 15% for investments in digital marketing. All amounts and percentages are approximate.

Projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jay Mercer, certify that:

(1) the financial statements of BodyGood Nutrition, LLC, dba Pureboost included in this Form are true and complete in all material respects ; and

(2) the tax return information of BodyGood Nutrition, LLC, dba Pureboost included in this Form reflects accurately the information reported on the tax return for BodyGood Nutrition, LLC, dba Pureboost filed for the most recently completed fiscal year.

Jay Mercer
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment

Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and

services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Pureboost SPA New
- SPV Subscription Agreement
- Pureboost SPA New

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brian Enge
- Danny DeMichele
- Gillian Snyder
- Jay Mercer

Ray Faltinsky
Sean Ross

Appendix E: Supporting Documents

ttw_communications_81375_225014.pdf
Pureboost_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Pureboost SPA New
- SPV Subscription Agreement
- Pureboost SPA New

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brian Enge
- Danny DeMichele
- Gillian Snyder
- Jay Mercer
- Ray Faltinsky
- Sean Ross

Appendix E: Supporting Documents

- ttw_communications_81375_225014.pdf
- Pureboost_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BodyGood Nutrition, LLC, dba Pureboost

By

Jay Mercer

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ray Faltinsky

Co-Founder
11/21/2022

Sean Ross

Co-founder
11/21/2022

Brian Enge

Board Member
11/21/2022

Jay Mercer

CEO
11/21/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.